UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Wheeler Real Estate Investment Trust, Inc.

(Name of Issuer)

Series B Preferred Stock

(Title of Class of Securities)

963025309

(CUSIP Number)

James Kropp, 8140 Walnut Hill Lane, Suite 400, Dallas, TX 75231 (214) 420-5912

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963025309	13G	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SLKW Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 00,000
	7.	SOLE DISPOSITIVE POWER 38,149
	8.	SHARED DISPOSITIVE POWER 00,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 00,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IV

(1)	Based on 729,199 shares of Series B Preferred outstanding as of September 30, 2015 as disclosed in the Issuer’s Form 10-Q Filed with the SEC on November, 10, 2015.

CUSIP No. 963025309	13G	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert J. Stetson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 00,000
	7.	SOLE DISPOSITIVE POWER 1,700
	8.	SHARED DISPOSITIVE POWER 00,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 00,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 729,199 shares of Series B Preferred outstanding as of September 30, 2015 as disclosed in the Issuer’s Form 10-Q Filed with the SEC on November, 10, 2015.

CUSIP No. 963025309	13G	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Martin West Asset Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 00,000
	7.	SOLE DISPOSITIVE POWER 8,000
	8.	SHARED DISPOSITIVE POWER 00,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 00,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 729,199 shares of Series B Preferred outstanding as of September 30, 2015 as disclosed in the Issuer’s Form 10-Q Filed with the SEC on November, 10, 2015.

CUSIP No. 963025309	13G	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David & Nancy West
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 00,000
	7.	SOLE DISPOSITIVE POWER 628
	8.	SHARED DISPOSITIVE POWER 00,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 00,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 729,199 shares of Series B Preferred outstanding as of September 30, 2015 as disclosed in the Issuer’s Form 10-Q Filed with the SEC on November, 10, 2015.

CUSIP No. 963025309	13G	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David West SEP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 00,000
	7.	SOLE DISPOSITIVE POWER 300
	8.	SHARED DISPOSITIVE POWER 00,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 00,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.04%(1)
12.	TYPE OF REPORTING PERSON (see instructions) EP

(1)	Based on 729,199 shares of Series B Preferred outstanding as of September 30, 2015 as disclosed in the Issuer’s Form 10-Q Filed with the SEC on November, 10, 2015.

CUSIP No. 963025309	13G	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nancy Ruth West Beneficiary Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 00,000
	7.	SOLE DISPOSITIVE POWER 2,000
	8.	SHARED DISPOSITIVE POWER 00,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 00,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 729,199 shares of Series B Preferred outstanding as of September 30, 2015 as disclosed in the Issuer’s Form 10-Q Filed with the SEC on November, 10, 2015.

CUSIP No. 963025309	13G	Page 8 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James H. Kropp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 00,000
	7.	SOLE DISPOSITIVE POWER 1,000
	8.	SHARED DISPOSITIVE POWER 00,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 00,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 729,199 shares of Series B Preferred outstanding as of September 30, 2015 as disclosed in the Issuer’s Form 10-Q Filed with the SEC on November, 10, 2015.

CUSIP No. 963025309	13G	Page 9 of 13 Pages

Item 1.

(a)	Name of Issuer Wheeler Real Estate Investment Trust, Inc.

(b)	Address of Issuer’s Principal Executive Offices 2529 Virginia Beach Boulevard, Suite 200 Virginia Beach, VA 23452

Item 2.

(a)

Name of Person Filing
(i) SLKW Investments, LLC

(ii) Robert J. Stetson

(iii) David Martin West Asset Trust

(iv) David & Nancy West

(v) David West SEP

(vi) Nancy Ruth West Beneficiary Trust

(vii) James H. Kropp

(b)

Address of the Principal Office or, if none, residence

SLKW Investments, LLC

8140 Walnut Hill Lane, Suite 400

Dallas, TX 75231

Robert J. Stetson

8140 Walnut Hill Lane, Suite 400

Dallas, TX 75231

David Martin West Asset Trust

16475 Dallas Parkway, Suite 155

Addison TX, 75001

David & Nancy West

16475 Dallas Parkway, Suite 155

Addison TX, 75001

David West SEP

16475 Dallas Parkway, Suite 155

Addison TX, 75001

Nancy Ruth West Beneficiary Trust

16475 Dallas Parkway, Suite 155

Addison TX, 75001

James H. Kropp

8140 Walnut Hill Lane, Suite 400

Dallas, TX 75231

(c)	Citizenship See Item 4 of the attached cover pages

(d)	Title of Class of Securities Series B Preferred Stock

(e)	CUSIP Number 963025309

CUSIP No. 963025309	13G	Page 10 of 13 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 00,000

(b)	Percent of class: 7.1%(1)

(c)	Number of shares as to which the person has: 00,000

	(i)	Sole power to vote or to direct the vote 00,000.

	(ii)	Shared power to vote or to direct the vote 00,000.

	(iii)	Sole power to dispose or to direct the disposition of 51,777

	(iv)	Shared power to dispose or to direct the disposition of 00,000.

(1)	Based on 729,199 shares of Series B Preferred outstanding as of September 30, 2015 as disclosed in the Issuer’s Form 10-Q Filed with the SEC on November, 10, 2015.

Robert J. Stetson is the controlling member of SLKW Investments, LLC (an investment partnership including Messrs. Kropp and West as Officers) and may be deemed to share beneficial ownership of all shares held by SLKW Investments LLC.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

CUSIP No. 963025309	13G	Page 11 of 13 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

See Item 4.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

The filing persons may be deemed to be members of a group.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 963025309	13G	Page 12 of 13 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/12/16
Date

/s/ Robert J. Stetson
Signature

Robert J. Stetson, Managing Manager, SLKW Investments, LLC
Name/Title

2/12/16
Date

/s/ Robert J. Stetson
Signature

Robert J. Stetson
Name/Title

2/12/16
Date

/s/ David West
Signature

David West
Name/Title

2/12/16
Date

/s/ James H. Kropp
Signature

James H. Kropp
Name/Title

EXHIBIT A

The undersigned, SLKW Investments, LLC. a Delaware limited liability company, Robert J. Stetson, an individual investor, David West, an individual investor, James H. Kropp, an individual investor, hereby agree and acknowledge that the information required by this Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated: 2/12/16

Signatures:	Robert J. Stetson

David West

James H. Kropp